Press Release

CAE

CAE announces the final 2024 Annual Meeting Board of Directors election results

Montreal, Canada, August 14, 2024 – (NYSE: CAE; TSX: CAE) CAE announces the final director election results from its 2024 Annual Meeting of Shareholders. The following 13 nominees were elected as Directors of CAE:

Nominee	Votes for	For (%)	Votes against	Against (%)
Ayman Antoun	240,849,773	98.95%	2,560,799	1.05%
Margaret S. (Peg) Billson	225,396,351	92.60%	18,014,220	7.40%
Sophie Brochu	242,411,606	99.59%	998,799	0.41%
Patrick Decostre	242,166,023	99.49%	1,244,549	0.51%
Elise Eberwein	240,915,635	98.98%	2,494,937	1.02%
Ian L. Edwards	242,111,993	99.47%	1,298,412	0.53%
Marianne Harrison	240,115,411	98.65%	3,295,160	1.35%
Alan N. MacGibbon	241,199,907	99.09%	2,210,665	0.91%
Mary Lou Maher	227,331,571	93.39%	16,078,834	6.61%
François Olivier	241,231,248	99.10%	2,179,323	0.90%
Marc Parent	229,920,229	94.46%	13,490,343	5.54%
Gen. David G. Perkins, USA (Ret.)	238,325,241	97.91%	5,085,163	2.09%
Patrick M. Shanahan	181,714,930	74.65%	61,695,641	25.35%

Final results on all matters voted on at the Annual Meeting are filed concurrently with the securities regulators.

About CAE

At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security forces to perform at their best every day and when the stakes are the highest. Around the globe, we're everywhere customers need us to be with approximately 13,000 employees in more than 240 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts—the highest-fidelity flight and mission simulators as well as training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we'll make sure our customers are ready for the moments that matter.

Read our FY24 Global Annual Activity and Sustainability Report.

CAE Contacts: General Media: Samantha Golinski, Vice President, Public Affairs & Global Communications +1-438-805-5856, samantha.golinski@cae.com Investor Relat ions: Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, +1-514-734-5760, andrew.arnovitz@cae.com